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                                November 30, 2023

       Pedro Jorge Guterres Quintans
       Co-Chief Executive Officer
       Vitru Brazil Ventures, Holdings and Trade, Inc.
       5500, Torre Jurere A, 2nd Floor, Saco Grande
       Florianopolis, State of Santa Clara
       Brazil

                                                        Re: Vitru Brazil
Ventures, Holdings and Trade, Inc.
                                                            Schedule 13E-3
filed September 13, 2023
                                                            SEC File No.
5-91698
                                                            Form F-4 filed
September 6, 2023
                                                            Filed by Vitru
Brazil Ventures, Holdings & Trade Inc.
                                                            SEC File No.
333-274353

       Dear Pedro Jorge Guterres Quintans:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in the prospectus referenced above.

       Schedule 13E-3/A filed November 15, 2023 and Amendment 1 to Form F-4 filed on November
       15, 2023

       General

   1. All page and disclosure references in this letter refer to the disclosure in the registration statement on Form F-4/A
filed November 15, 2023 by Vitru Brazil Ventures, Holdings
                                                        & Trade, Inc. (SEC
File. No. 333-274353). Revisions made in response to these
                                                        comments should be made
to the disclosure in that registration statement and
                                                        accompanying
prospectus, unless otherwise noted here.
   2. The disclosure about what Vitru Cayman security holders will receive in the Merger is
 Pedro Jorge Guterres Quintans
FirstName
Vitru BrazilLastNamePedro  Jorgeand
                                 Guterres
             Ventures, Holdings     Trade,Quintans
                                          Inc.
Comapany 30,
November    NameVitru
               2023 Brazil Ventures, Holdings and Trade, Inc.
November
Page 2     30, 2023 Page 2
FirstName LastName
         unclear and should be generally revised throughout the prospectus. For example, disclosure in the first paragraph on the cover page of the prospectus states: "Holders of common shares, or 'Vitru Cayman Shares'...will receive either Vitru Brazil Shares or Vitru
         Brazil ADSs..." However, in multiple other places in the prospectus, you disclose that
         "each holder of Vitru Cayman Shares will receive, in lieu of Vitru Brazil Shares, [one]
         Vitru Brazil ADS... for each Vitru Cayman Share that they hold to the extent they do not make a valid Election to receive Vitru Cayman Shares (emphasis added)." Our understanding from the prospectus disclosure is that Vitru Cayman Shares will be eliminated after the Merger so we do not understand this statement. Please revise or advise. In addition, the fact that Vitru Brazil ADSs are the default Merger consideration to be issued unless a security holder affirmatively elects to receive Vitru Brazil Shares is not clear and should be emphasized throughout the prospectus, especially given your intention to terminate the Deposit Agreement and dissolve the ADSs shortly after the Merger.
Special Factors, page 1

3. Refer to comment 2 in prior comment letter. While you have included a Special Factors section as requested, that section must contain all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3, rather than incorporating by reference to disclosure that appears later in the document. Please revise. See Rule 13e-3(e)(1)(ii). Appraisal Report by Apis Consultoria e Avaliacoes Ltda, page 33

4. We note the new disclosure on page 34 stating that in addition to publicly available information about Vitru Cayman, the Appraiser also received and used in its analysis
         "certain financial and other information provided to it by Vitru Cayman." To the extent that the Appraiser received non-public forecasts and projections or other materials, these must be included in the prospectus. Please additionally include a section discussing the underlying assumptions and limitations on any projections included. Summary of Appraiser's Analysis, page 35

5. Expand this section to describe the analysis of the book value of shareholders' equity of
         Vitru Cayman and the results yielded. If the Appraiser's analysis simply verified the book value reflected in Vitru Cayman's statement of financial position as of September 30,
         2023, as an accounting audit would normally do, please revise to clarify.
Vitru Cayman's Reasons for the Merger, page 37

6.       This section addresses the factors Vitru Cayman considered in determining this
         transaction is fair to its unaffiliated security holders. Therefore, consider revising the heading to make clear that this is the section of the disclosure document that describes the
         Vitru Cayman board's fairness analysis. In addition, see our comment above about relocating this and other disclosure to an expanded Special Factors section.
7. In the last sentence of the first paragraph of this section, you state that: "The Vitru
 Pedro Jorge Guterres Quintans
FirstName
Vitru BrazilLastNamePedro  Jorgeand
                                 Guterres
             Ventures, Holdings     Trade,Quintans
                                          Inc.
Comapany 30,
November    NameVitru
               2023 Brazil Ventures, Holdings and Trade, Inc.
November
Page 3     30, 2023 Page 3
FirstName LastName
         Cayman board of directors unanimously reasonably believes that the Proposed
         Transaction is fair to the unaffiliated holders of Vitru Cayman Shares." However, in the first sentence of the last paragraph of the same section on page 39, you disclose the following: "Neither Vitru Cayman nor its affiliates undertook a formal evaluation of the fairness of the transaction to the unaffiliated security holders." Please revise to reconcile these two statements, consistent with all filing persons' obligation to express a view on fairness to unaffiliated holders pursuant to Item 8 of Schedule 13E-3 and Item 1014 of
         Regulation M-A.
8. Where a going private transaction affects different groups of target security holders differently, the parties' fairness analysis must separately address fairness to each such group of unaffiliated security holders. See Question 19 in Exchange Act Release No.
         17719 (April 13, 1981). Here, it appears likely that many current Vitru Cayman ADS holders will not retain an equity interest in Vitru Brazil after the Merger, due to your intention to terminate the ADS Deposit Agreement, the lack of any trading market for the
         Vitru Brazil Shares in the United States after the Nasdaq delisting of the ADSs, and the difficulties and limitations associated with holding Vitru Brazil Shares directly. Please revise to specifically address fairness to current ADS holders who will have their Vitru
         Brazil ADSs dissolved soon after the Merger and will have the underlying Vitru Brazil
         Shares liquidated into the new market on the B3 for unknown consideration.
9. Refer to the second paragraph in this section on page 37. Remove the qualifier "believes"
         in the first sentence, as the Vitru Cayman board of directors must describe all material factors it considered in analyzing fairness.
Vitru Brazil's Reasons for the Merger, page 39

10. See our comments above on the corresponding section entitled "Vitru Cayman's Reasons for the Merger." Please address those comments as to Vitru Brazil, to the extent applicable.
11. Refer to the second sentence in this section, where you state that the Vitru Brazil board deems the Merger fair to unaffiliated shareholders of Vitru Cayman "for the same reasons and considering the same factors as Vitru Cayman." To the extent that Vitru Brazil did not perform its own analysis of the factors listed, it should expressly adopt the analysis of
         Vitru Cayman. In addition, this section should be generally revised to avoid references to factors considered by Vitru Brazil, since none are listed. See our next comment and additionally, the first sentence of the second paragraph of this section, which refers to a discussion of factors and analysis which is not included.
12. Refer to the last paragraph in this section, which states: "The sequence in which the factors described below are presented is not intended to reflect their relative importance."
         However, no factors are listed. Please revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Pedro Jorge Guterres Quintans
Vitru Brazil Ventures, Holdings and Trade, Inc.
November 30, 2023
Page 4

         Please direct any questions to Christina Chalk at 202-551-3263.



FirstName LastNamePedro Jorge Guterres Quintans       Sincerely,
Comapany NameVitru Brazil Ventures, Holdings and Trade, Inc.
                                                      Division of Corporation
Finance
November 30, 2023 Page 4                              Office of Mergers &
Acquisitions
FirstName LastName